UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 10)

CareView Communications, Inc.
(Name of Issuer)

Common Stock, $.001 Par Value Per Share
(Title Class of Securities)

141743104
(CUSIP Number)

HealthCor Management, L.P.

Carnegie Hall Tower

152 West 57th Street, 43rd Floor

New York, New York 10019

Attention: Anabelle Perez Gray

(212) 622-7731

With a Copy to:

Eugene McDermott

Edwards Wildman Palmer LLP

2800 Financial Plaza

Providence, RI 02903

(401) 276-6471
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 19 Pages)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 141743104	13D	Page 2 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			32,467,880

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			32,467,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,467,880

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 3 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Associates, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			32,467,880

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			32,467,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,467,880

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 4 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore Master Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			32,467,880

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			32,467,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,467,880

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 5 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Hybrid Offshore GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			32,467,880

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			32,467,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,467,880

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 6 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Group, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			32,467,880

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			32,467,880

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

32,467,880

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

18.9%

(14)	TYPE OF REPORTING PERSON
OO-limited liability company

CUSIP NO. 141743104	13D	Page 7 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
WC

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			28,310,630

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			28,310,630

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,310,630

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 8 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Partners Management GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			28,310,630

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			28,310,630

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,310,630

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 9 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Partners Fund, L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			28,310,630

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			28,310,630

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,310,630

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 10 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Partners L.P.

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			28,310,630

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			28,310,630

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,310,630

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(14)	TYPE OF REPORTING PERSON
PN

CUSIP NO. 141743104	13D	Page 11 of 19

(1)	NAME OF REPORTING PERSON

HealthCor Partners GP, LLC

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			28,310,630

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			28,310,630

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,310,630

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(14)	TYPE OF REPORTING PERSON
OO- limited liability company

CUSIP NO. 141743104	13D	Page 12 of 19

(1)	NAME OF REPORTING PERSON

Jeffrey C. Lightcap

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			28,310,630

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			28,310,630

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,310,630

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.9%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 13 of 19

(1)	NAME OF REPORTING PERSON

Arthur Cohen

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			60,778,510

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			60,778,510

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,778,510

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.4%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 14 of 19

(1)	NAME OF REPORTING PERSON

Joseph Healey

(2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

(3)	SEC USE ONLY

(4)	SOURCE OF FUNDS
AF

(5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

(6)	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

	(7)	SOLE VOTING POWER

NUMBER OF			0

SHARES
	(8)	SHARED VOTING POWER
BENEFICIALLY			60,778,510

OWNED BY

EACH	(9)	SOLE DISPOSITIVE POWER
			0
REPORTING

PERSON WITH	(10)	SHARED DISPOSITIVE POWER

			60,778,510

(11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

60,778,510

(12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

(13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

30.4%

(14)	TYPE OF REPORTING PERSON
IN

CUSIP NO. 141743104	13D	Page 15 of 19

This Amendment No. 10 to Schedule 13D (the “Amendment”) amends and supplements the beneficial ownership statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 2, 2011, as amended by Amendment No. 1 filed October 3, 2011, Amendment No. 2 filed January 3, 2012, Amendment No. 3 filed February 2, 2012, Amendment No. 4 filed October 2, 2012, Amendment No. 5 filed April 5, 2013, Amendment No. 6 filed October 2, 2013, Amendment No. 7 filed January 3, 2014, Amendment No. 8 filed January 21, 2014 and Amendment No. 9 filed July 1, 2014 (collectively, the “Original Statement”). The persons filing this Amendment are HealthCor Management, L.P., HealthCor Associates, LLC, HealthCor Hybrid Offshore Master Fund, L.P., HealthCor Hybrid Offshore GP, LLC, HealthCor Group, LLC, HealthCor Partners Management, L.P., HealthCor Partners Management GP, LLC, HealthCor Partners Fund, L.P., HealthCor Partners, L.P., HealthCor Partners GP, LLC, Jeffrey C. Lightcap, Joseph Healey and Arthur Cohen. The Original Statement, as amended by this Amendment (the “Statement”), relates to the shares of Common Stock of CareView Communications, Inc., par value $0.001 (the "Common Stock").

Capitalized terms used herein but not defined shall have the meanings ascribed to them in the Original Statement. This Amendment amends the Original Statement as specifically set forth herein. Except as set forth below, all previous Items in the Original Statement remain unchanged.

The Amendment is being filed for the purpose of reflecting (a) the interest payments paid in kind on the 2011 Notes, the 2012 Notes and the 2014 Notes on September 30, 2014 and December 31, 2014, which collectively represent the acquisition by the Reporting Persons of beneficial ownership of more than 1% of the outstanding Common Stock, and (b) the execution of the Fifth Amendment (as described in Item 6 below) by HCP Fund.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

(a) Collectively, the Reporting Persons beneficially own an aggregate of 60,778,510 shares of Common Stock, representing (i) 14,061,119 shares of Common Stock that may be acquired upon conversion of the 2014 Notes (including interest paid in kind through December 31, 2014), (ii) 5,726,919 shares of Common Stock that may be acquired upon conversion of the 2012 Notes (including interest paid in kind through December 31, 2014), (iii) 25,207,613 shares of Common Stock that may be acquired upon conversion of the 2011 Notes (including interest paid in kind through December 31, 2014), (iv) 11,782,859 shares of Common Stock that may be acquired upon exercise of the Warrants issued April 21, 2011 (the “2011 Warrants”) and (v) 4,000,000 shares of Common Stock that may be acquired upon exercise of the 2014 Warrants (the 2011 Warrants and the 2014 Warrants together, the “Warrants”). This aggregate amount represents approximately 30.4% of the Issuer’s outstanding common stock, based upon 139,380,748 shares outstanding, as reported outstanding as of November 14, 2014 in the Issuer’s most recent Quarterly Report on Form 10-Q, and gives effect to the conversion of all 2011 Notes, 2012 Notes and 2014 Notes into Common Stock and the exercise of all Warrants held by the Reporting Persons.

Of this amount:

(i) HCP Fund is the beneficial owner of (A) 6,549,669 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through December 31, 2014), (B) 2,667,599 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through December 31, 2014), (C) 11,741,706 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through December 31,2014), (D) 1,863,200 shares of Common Stock that is has a right to acquire upon exercise of its 2014 Warrant and (E) 5,488,456 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

CUSIP NO. 141743104	13D	Page 16 of 19

(ii) By virtue of their relationship to HCP Fund, described in more detail under Item 2 of this Statement, each of HealthCor Partners, L.P., HCPGP, HealthCor Partners Management, L.P., HCPMGP and Mr. Lightcap may be deemed to share beneficial ownership with HCP Fund of the shares of Common Stock beneficially owned by the HCP Fund;

(iii) Hybrid Fund is the beneficial owner of (A) 7,511,450 shares of Common Stock underlying the current principal amount of the 2014 Note issued to it (including interest paid in kind through December 31, 2014), (B) 3,059,320 shares of Common Stock underlying the current principal amount of the 2012 Note issued to it (including interest paid in kind through December 31, 2014), (C) 13,465,907 shares of Common Stock underlying the current principal amount of the 2011 Note issued to it (including interest paid in kind through December 31, 2014), (D) 2,136,800 shares of Common Stock that it has a right to acquire upon exercise of its 2014 Warrant and (E) 6,294,403 shares of Common Stock that it has a right to acquire upon exercise of its 2011 Warrant;

(iv) By virtue of their relationship to Hybrid Fund, described in more detail under Item 2 of this Statement, each of Offshore GP, Group, HealthCor Management, L.P., and Associates may be deemed to share beneficial ownership with Hybrid Fund of the shares of Common Stock beneficially owned by the Hybrid Fund; and

(v) By virtue of their relationship to HCP Fund and Hybrid Fund, each of Messrs. Cohen and Healey may be deemed to share beneficial ownership of the shares of Common Stock beneficially owned by each of the Funds.

The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares of Common Stock owned by the Funds. Pursuant to Rule 13d-4, each of the Reporting Persons disclaims such beneficial ownership.

(b) The information in Items 7 through 10 of each cover page to this Statement is incorporated by reference into this Item 5(b).

(c) On December 31, 2014, the Issuer paid in-kind interest on the 2011 Notes in the amounts of $444,762 and $510,072, on the 2012 Notes in the amounts of $101,045 and $115,883, and on the 2014 Notes in the amounts of $79,390 and $91,048, in each case to HCP Fund and Hybrid Fund, respectively. Except as set forth in the previous sentence, the Reporting Persons have effected no transactions relating to the Common Stock during the past 60 days.

(d)-(e) Inapplicable.

CUSIP NO. 141743104	13D	Page 17 of 19

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby amended and supplemented as follows:

On December 15, 2014, the Issuer, the Funds and certain other investors executed a Fifth Amendment to Note and Warrant Purchase Agreement (the “Fifth Amendment”), which amended the Purchase Agreement to provide for the sale of (a) additional Senior Secured Convertible Notes (the “Fifth Amendment Supplemental Closing Notes”) to all investors signing the Fifth Amendment in the aggregate initial principal amount of $6 million (including an initial principal amount of $1 million of Fifth Amendment Supplemental Closing Notes to be purchased by HCP Fund), with a conversion price per share equal to $0.52, subject to adjustment as provided therein; and (b) additional warrants (the “Fifth Amendment Supplemental Closing Warrants”) to such investors to purchase up to an aggregate of 3,692,308 shares of Common Stock (including Fifth Amendment Supplemental Closing Warrants to purchase 615,385 shares to be purchased by HCP Fund) at an exercise price of $0.52 per share, subject to adjustment as provided therein. Subject to satisfaction or waiver of the closing conditions outlined in the Fifth Amendment, the closing is expected to occur on January 12, 2015, or such earlier date as the Company and the investors may agree.

The Fifth Amendment Supplemental Closing Notes will have substantially the same terms as the 2011 Notes, the 2012 Notes and the 2014 Notes, other than changes to the Issuance Date, the Maturity Date and the end of the First Five Year Note Period to reflect the closing date under the Fifth Amendment, and other than the conversion price of $0.52 per share as noted above.

This summary is qualified in its entirety by reference to the Fifth Amendment, which is included as Exhibit 21 to this Statement and which is incorporated by reference herein.

Item 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 is hereby supplemented as follows:

Exhibit No.	Description

21	Fifth Amendment to Note and Warrant Purchase Agreement dated as of December 15, 2014 (incorporated by reference to Exhibit 10.22 to the Issuer’s Current Report on Form 8-K filed on December 19, 2014).

CUSIP NO. 141743104	13D	Page 18 of 19

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 6, 2015

HEALTHCOR MANAGEMENT, L.P.

By: HealthCor Associates, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR HYBRID OFFSHORE GP, LLC, for itself and as general partner on behalf of HEALTHCOR HYBRID OFFSHORE MASTER FUND, L.P.

By: HealthCor Group, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR ASSOCIATES, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR GROUP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS MANAGEMENT, L.P.

By: HealthCor Partners Management GP, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

CUSIP NO. 141743104	13D	Page 19 of 19

HEALTHCOR PARTNERS MANAGEMENT GP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS L.P., for itself and as general partner on behalf of HEALTHCOR PARTNERS FUND, L.P.

By: HealthCor Partners GP, LLC, its general partner

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

HEALTHCOR PARTNERS GP, LLC

By:	/s/ Anabelle Perez Gray
Name: Anabelle Perez Gray
Title: General Counsel

JEFFREY C. LIGHTCAP, Individually

/s/ Jeffrey C. Lightcap

JOSEPH HEALEY, Individually

/s/ Joseph Healey

ARTHUR COHEN, Individually

/s/ Arthur Cohen